SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 16)

ESSENDANT INC.

(Name of Subject Company)

ESSENDANT INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles W. Mulaney, Jr., Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Essendant Inc., a Delaware corporation (“Essendant”), with the Securities and Exchange Commission on September 24, 2018, relating to the offer by Egg Merger Sub Inc. (a Delaware corporation and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation, and an affiliate of Staples, Inc., a Delaware corporation) to purchase all of the outstanding shares of Essendant’s common stock, par value $0.10 per share, at a purchase price of $12.80 per share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note

As previously disclosed, subsequent to Essendant filing the Schedule 14D-9 with the SEC, four complaints were filed by purported stockholders of Essendant in the United States District Court for the District of Delaware: Joseph Pietras v. Essendant Inc., et al., Case No. 1:18-cv-01506-MN, filed September 27, 2018; Patrick Plumley v. Essendant Inc., et al., Case No. 1:18-cv-01521-MN, filed October 2, 2018; Long Nguyen v. Essendant Inc., et al., Case No. 1:18-cv-01546-MN, filed October 5, 2018; and Michael J Sultan v. Essendant Inc., et al., Case No. 1:18-cv-01582-MN, filed October 15, 2018. The complaints name as defendants Essendant and its current directors. In addition, the Plumley complaint names Parent and Purchaser as defendants. The complaints generally allege that the Schedule 14D-9 omits purportedly material information. Each of the complaints seeks, among other things, to enjoin the consummation of the Offer unless and until the requested information is disclosed or, alternatively, to recover damages if the Offer is consummated without the disclosure of such information. Essendant believes that the actions are without merit. The Pietras action was voluntarily dismissed on October 31, 2018.

While Essendant believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of plaintiffs’ disclosure claims in the Plumley, Nguyen and Sultan actions, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, Essendant has determined to voluntarily supplement the Schedule 14D-9 with the below disclosures. Nothing in the below supplemental disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, Essendant denies all allegations in the complaints that any additional disclosure was or is required.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the subsection entitled “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Potential for Future Arrangements”:

“No discussions or negotiations regarding post-closing employment or directorship with, or the purchase of or participation in the equity of, the Surviving Corporation occurred between Staples and any Company executive officers or directors prior to the approval and execution of the Merger Agreement.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the sentence beginning with “Management also reviewed…” in the subsection entitled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“For more information regarding these projections, see Item 4 under the heading “Certain Financial Projections.””

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the sentence beginning with “The Management Projections were provided…” in the subsection entitled “Certain Financial Projections” as follows:

“The Management Projections were approved by the Company Board in January 2018 and also were provided to the Company’s financial advisor, which was directed to use and rely on the Management Projections for purposes of its financial analyses and opinion.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the sentence beginning with “Citi calculated terminal values for the Company…” in the subsection entitled “Opinion of Citigroup Global Markets Inc.—Financial Analyses—Discounted Cash Flow Analysis” as follows:

“Citi calculated terminal values for the Company by applying to the standalone unlevered free cash flows of the Company for the calendar year ending December 31, 2020 (assuming normalized depreciation equal to capital expenditures in the terminal year) a range of perpetuity growth rates of 0.0% to 1.5% selected based on Citi’s professional judgment and taking into account, among other things, the Company forecasts and trends in the industry and markets in which the Company operates.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the sentence beginning with “The present values (as of June 30, 2018)…” in the subsection entitled “Opinion of Citigroup Global Markets Inc.—Financial Analyses—Discounted Cash Flow Analysis” as follows:

“The present values (as of June 30, 2018) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 10.4% derived from a weighted average cost of capital calculation.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentences at the end of the second paragraph of the subsection entitled “Opinion of Citigroup Global Markets Inc.—Miscellaneous”:

“Except for the services described herein, Citi and its affiliates did not provide during the two-year period prior to the date of Citi’s opinion any investment banking, commercial banking or other similar financial services to the Company, Staples or Sycamore Partners for which Citi or its affiliates received compensation. As of the date of this filing, Citi and its affiliates are not engaged to provide any investment banking, commercial banking or other similar financial services to the Company, Staples or Sycamore Partners for which Citi expects to receive compensation (other than, in the case of the Company, in connection with the Offer and the Merger and annual fees (of less than $100,000) in respect of certain strategic advisory matters).”

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSENDANT INC.

By:	/s/ Brendan McKeough
Name:	Brendan McKeough
Title:	Senior Vice President, General Counsel and Secretary

Date: November 21, 2018